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                               March 2, 2022

       Chiyuan Deng
       Chief Executive Officer
       AB INTERNATIONAL GROUP CORP.
       48 Wall Street, Suite 1009
       New York, NY 10005

                                                        Re: AB INTERNATIONAL
GROUP CORP.
                                                            Post Effective
Amendment to Form S-1
                                                            Filed February 10,
2022
                                                            File No. 333-255370

       Dear Mr. Deng:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment No. 1 to Form S-1

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China and Hong Kong.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your operations and/or
the value of the securities you are registering for sale or could significantly limit or
completely hinder your ability to offer or continue to offer securities to investors and cause
the value of such securities to significantly decline or be worthless.
                                                        Your disclosure should
address how recent statements and regulatory actions by China   s
                                                        government, such as
those related to data security or anti-monopoly concerns, have or may impact the company
 s ability to conduct its business, accept foreign investments, or list on a U.S. or other
foreign exchange. Please disclose whether your auditor is subject to
 Chiyuan Deng
FirstName  LastNameChiyuan Deng
AB INTERNATIONAL      GROUP  CORP.
Comapany
March      NameAB INTERNATIONAL GROUP CORP.
       2, 2022
March2 2, 2022 Page 2
Page
FirstName LastName
         the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. Clearly disclose how you will refer to the company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China and Hong Kong. Disclose clearly the entity (including the domicile)
         in which investors are purchasing an interest.
3. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Summary, page 2

4. In your summary, disclose the risks that being based in or having the majority of the
         company   s operations in China poses to investors. In particular,
describe the significant
         regulatory, liquidity, and enforcement risks with cross references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
5. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions
 Chiyuan Deng
AB INTERNATIONAL GROUP CORP.
March 2, 2022
Page 3
         or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to
         U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
7. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 5

8. Please expand your risk factors to discuss the Holding Foreign Companies Accountable
         Act and disclose that the United States Senate has passed the Accelerating Holding
         Foreign Companies Accountable Act, which, if enacted, would decrease the number of
            non-inspection years    from three years to two years, and thus,
would reduce the time
         before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
9.     Given the Chinese government   s significant oversight and discretion
over the conduct of
       your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment
FirstName LastNameChiyuan Deng
       in China-based issuers, acknowledge the risk that any such action could significantly limit
Comapany   NameAB hinder
       or completely  INTERNATIONAL
                             your ability toGROUP     CORP. to offer securities
to investors and
                                             offer or continue
March cause  thePage
       2, 2022   value
                     3 of such securities to significantly decline or be worthless.
FirstName LastName
 Chiyuan Deng
FirstName  LastNameChiyuan Deng
AB INTERNATIONAL      GROUP  CORP.
Comapany
March      NameAB INTERNATIONAL GROUP CORP.
       2, 2022
March4 2, 2022 Page 4
Page
FirstName LastName
10. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Austin Wood at 202-551-5586 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Scott Doney, Esq.